September 25, 2012

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Mail Stop 7010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Hill International, Inc.

Form 10-K for the Year ended December 31, 2011

Filed March 12, 2012

Form 10-Q for the Quarter ended June 30, 2012

Filed August 9, 2012

File No. 1-33961

Dear Mr. Decker:

On behalf of Hill International, Inc. (the “Company”, “we” or “our”), we respond as follows to the comments by the staff (“Staff’”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 27, 2012 (the “Letter”) relating to the above-captioned Form 10-K and Form 10-Q. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter.

Form 10-K for the Year Ended December 31, 2011

General

1.	You state on page 16 and 25 that you have had and expect to have significant projects in several countries, including Syria, and that you have an office in Damascus, Syria. Also, you state on page 4 and elsewhere that you operate in the Middle East, Africa and Latin America, regions generally understood to include Iran, Sudan, and Cuba, respectively. Syria, Iran, Sudan, and Cuba are countries designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Iran, Sudan, and Cuba, whether through subsidiaries or other direct or indirect arrangements. Include information regarding any equipment, technology, services, or fees you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments of those countries or entities controlled by those governments.

Response: In April 2010, we entered Syria on behalf of our client, Qatar Project Management Company, in connection with the oversight of the construction of a housing project by developer Qatari Diar. That project was stopped and we exited Syria in June 2011 closing our office there. We have not provided any services, directly or indirectly, to the government of Syria or entities under its control. Our total revenue from that project was $907,000 in 2010 (0.2% of consolidated consulting fee revenue for that year) and $15,000 (negligible percent of consolidated consulting fee revenue) in 2011. Other than these project oversight services, we did not provide any other services, equipment, technology or fees in Syria.

We have not had any agreements, arrangements or other contacts in the past with Iran, Sudan or Cuba, and we will not have any in the future with those countries or Syria consistent with current U.S. law.

As a result of the foregoing, our future filings will not refer to Syria.

2.	Please discuss the materiality of the contacts with Syria, Iran, Sudan, and Cuba you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Iran, Sudan, or Cuba.

Response: In light of our response to Comment No. 1 above, we respectfully request that the Staff reconsider this comment as the response would not result in the disclosure of material information.

3.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response: We acknowledge the Staff’s comment and will respond accordingly. Where appropriate, we will revise future filings to incorporate such revisions.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Critical Accounting Policies, page 31

Goodwill and Other Intangible Assets, page 32

4.	Based on your disclosures, it appears that you are using discounted cash flows to determine the fair value of your reporting units. We note, however, that you also utilized a control premium in 2011 to determine the fair value of your reporting units. We have the following comments in this regard:

•	Please quantify the control premium you applied;

•	In light of your use of discounted cash flows to determine the fair value of your reporting units, please tell us your basis for utilizing a control premium; and

•	Tell us whether the fair value of your reporting units would have been in excess or substantially in excess of their respective carrying values had you not utilized the control premium.

Response: ASU No. 2011-04, issued in May 2011, modified ASC Topic 820 and became effective for the Company on January 1, 2012. Except to the extent stated otherwise, references in this response to sections of Topic 820 refer to those sections prior to modification by ASU No. 2011-04.

ASC 820-10-35-28 states “Valuation techniques consistent with the market approach, income approach, and/or the cost approach shall be used to measure fair value.” ASC 820-10-35-24 states in part, “…multiple valuation techniques will be appropriate (for example, as might be the case when valuing a reporting unit). If multiple valuation techniques are used to measure fair value, the results (respective indications of fair value) shall be evaluated and weighted, as appropriate, considering the reasonableness of the range indicated by those results.” The market approach is defined in ASC 820-10-35-29 as “a valuation technique that uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business).” The income approach is defined in ASC 820-10-35-32 as “an approach that uses valuation techniques to convert future amounts (for example, cash flow or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts.” The cost approach is defined in ASC 820-10-35-34 as “a valuation technique based on the amount that currently would be required to replace the service capacity of an asset (often referred to as current replacement cost).”

Consistent with ASC 820-10-35-24, we used the market approach and income approach, weighting the results of each approach as described below.

We did not use the cost approach to determine the fair value of our reporting units. The cost approach is a valuation technique based on the amount that currently would be required to replace the service capacity of an asset (often referred to as current replacement cost). In our view, the cost approach would be more applicable to the valuation of companies such as investment or real estate holding companies, unlike our reporting units which are service oriented. Sometimes this method is also appropriate when the values of the individual assets are greater in liquidation than as a going concern, or from a minority interest viewpoint, it is expected that certain assets, or the company, will be liquidated. As the reporting units are service oriented and liquidation of the reporting units or any of their assets is not expected, this approach was not deemed appropriate and therefore was not employed.

Our calculation under the income approach utilized our internal forecasts. In the income approach (i.e., the discounted cash flow method), the projected cash flows reflect the cash flows subsequent to the sale of the reporting unit pursuant to the guidance in ASC 350 and ASC 820. Consistent with applicable literature, we included in projected cash flows any expected improvements in cash flows or other changes that, in our view, a market participant would consider and be willing to pay for (but we excluded any buyer- or entity-specific synergies). The projections were developed by us and are based upon cash flows that maximize reporting unit value by taking into account improvements that controlling-interest holders can make, but minority interest holders cannot. Such items include: increasing revenues, reducing operating costs, or reducing non-operating costs such as taxes. The owners of the enterprise may also increase enterprise value by reducing risk; for example, by diversifying the business, improving access to capital, increasing the certainty of cash flows, or optimizing the capital structure.

The above factors were considered when developing the cash flows to support the income approach; these factors would not be considered when determining the value of a minority interest holder. A minority interest in a company is unlikely to be able to influence the operating and financial policies of that company. Due to elements of control incorporated into our reporting units’ forecasts, no control premium was applied to the conclusion of value indicated by the discounted cash flows. In determining fair value, we applied a weighting of 30% to the preliminary fair value determined using the income approach.

Under the market approach, fair value was determined using the public company method and the quoted price method. The public company method is based upon transactions of minority interests in publicly-traded companies engaged in a line or lines of business similar to our reporting units. We utilized a control premium of 30% to arrive at the preliminary fair value for each reporting unit using the public company method. We applied a weighting of 20% to the preliminary fair value determined by using this method. The quoted price method is based upon the market value of the transactions of minority interests in the publicly-traded shares of the Company. We utilized a control premium of 30% to arrive at the preliminary fair value for each reporting unit using the quoted price method. We applied a weighting of 50% to the preliminary fair value determined using this method.

With regard to weighting the conclusions rendered by the approaches utilized, we believe that the quoted price method provides the most reliable indication of value (i.e., a Level 1 input); therefore, we placed the greatest emphasis upon this method (50%). It was also determined that the concluded value under the discounted cash flow method (30%) provided a more reliable indication of value than the public company method (20%) with the relative level of reliability contributing to the weighting accorded to each approach.

ASC 350-20-35-23 states in part, “Substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity. Consequently, measuring the fair value of a collection of assets and liabilities that operate together in a controlled entity is different from measuring the fair value of that entity’s individual equity securities. An acquiring entity often is willing to pay more for equity securities that give it a controlling interest than an investor would pay for a number of equity securities representing less than a controlling interest.”

We performed a search through FactSet Mergerstat/BVR’s (“Mergerstat”) Control Premium Study for control premium data related to the acquisition of companies similar to our reporting units. Mergerstat provides statistics and analysis of mergers and acquisitions for U.S. companies segregated by industry. The actual premium paid in any given transaction depends upon the negotiation dynamics; however, in aggregate, the data provides overall trends for the industry at hand. A control premium or acquisition premium is estimated based on the prices that market participants may pay to acquire companies. As the publicly-traded shares represent minority interests, a buyer of the company as whole would likely pay a premium to obtain control. These premiums are justified by the expected improvements to the cash flows, reductions in risk that buyers expect to achieve, or both.

Data was obtained for both strategic and financial buyers. Buyer-specific premiums should not be included in the control premium search as a control premium should reflect the additional value that a market-participant would pay. To estimate this, premiums paid by financial buyers and strategic buyers were reviewed separately. Premiums paid by financial buyers more closely reflect the expected improvements from reductions in risk and/or improvements in cash flows. Buyer specific premiums include these factors, but also have an added layer of synergistic premiums built in. Synergistic premiums can be achieved by market participants, but often, buyer-specific strategic premiums exist as well.

The Mergerstat data for our Project Management reporting unit indicated control premiums ranging from negative 61.2% to positive 159.3%, with a median of 30.2% and an average of 37.6%. The data indicated a lower range of control premiums for financial buyers (median and average of 16.6% and 36.5%, respectively) than for strategic buyers (median and average of 33.7% and 38.3%, respectively). A similar search for data related to companies similar to our Construction Claims reporting unit indicated control premiums ranging from negative 2.2% to positive 159.3%, with a median of 29.4% and an average of 40%. The data indicated an overall lower range of control premiums for financial buyers (median and average of 7.2% and 43.4%, respectively) than for strategic buyers (median and average of 31.9% and 35.0%, respectively). Accordingly, a control premium of 30% was deemed reasonable for application to the value conclusions as rendered by the public company and quoted price methods of the market approach for both of our reporting units.

Excluding the control premium, the fair values of our Project Management reporting unit and our Construction Claims reporting unit exceeded their carrying value by 12% and 25%, respectively, which we believe is significant.

Income Taxes, page 32

5.	You indicate that you evaluated the deferred tax assets and determined on the basis of objective factors that the net assets will be realized through future years’ taxable income. However, we noted that you have generated losses from United States jurisdictions over the past three years. In future filings, please revise your disclosure to provide a more detailed explanation as to how you determined it is more likely than not that you will realize total deferred tax assets. Please ensure your disclosure address each of the following points, as appropriate:

•

Disclose the total amount of pre-tax income that needs to be generated to realize the deferred tax assets. Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment.

•

If you are relying on the reversal of your deferred tax liabilities, please disclose as such and confirm that the deferred tax liabilities will reverse in the same period, are for the same jurisdiction, and are of the same character as the temporary differences giving rise to the deferred tax assets.

•

If you are also relying on tax-planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.

Refer to paragraphs ASC 740-10-30-16 through 25 and Section 501.14 of the Financial Reporting Codification for guidance.

Response: Through December 31, 2011 the Company recognized income tax benefits of approximately $9,300,000 related to cumulative U.S. federal and state net operating loss carryforwards of $22,800,000 and $26,000,000, respectively. The net operating losses were generated in the 2010 and 2011 taxable years. Please note that the Company had taxable income of $1,191,000 in 2009. At June 30, 2012, the Company was projected to generate an additional U.S. federal and state net operating loss of $16,800,000 for the year ending December 31, 2012 and, consequently, recognized an additional $3,300,000 of income tax benefit related to this loss in the six months ended June 30, 2012. The total income tax benefit recognized through June 30, 2012 is $12,600,000 based on a cumulative net operating loss carry forward estimated to be $43,600,000 at December 31, 2012. To realize the deferred tax assets, the Company will need to generate pre-tax income of approximately $44,000,000 in taxable years ending in 2013 and later. We will disclose this amount in future filings. The Company anticipates it will realize the deferred tax assets within the next several years as a result of a significant contract entered into by its majority-owned subsidiary, HillStone International, LLC (“HillStone”) and/or through other related ventures.

HillStone is a strategic technologies distribution and construction project development company. As a majority-owned subsidiary of the Company, HillStone attempts to develop private and public ventures for the implementation of affordable, durable and environmentally sound housing technologies in regions of the world where housing solutions are a high priority of various governmental and private interests. Approximately $1,300,000,000 of the Company’s backlog is related to a contract entered into by HillStone to supply building structural systems to TRAC Development Group Ltd. (“TRAC”) in connection with a major housing development in Iraq and $200,000,000 is related to a contract we entered into to provide project management and construction management services to TRAC in connection with the development. These contracts are conditioned on our client, TRAC, receiving all necessary financing and government approvals for the development. We have been informed by TRAC management that their current timetable is to finalize their requirements and begin work on the development in the fourth quarter of 2012. If this happens, then we would expect revenue to begin by the end of the fourth quarter of 2012 or early 2013. There are also several other potential agreements and arrangements with respect to other housing solutions opportunities. Work under these contracts and agreements is expected to contribute significant book and taxable income over the next several years sufficient enough to offset the net operating loss carryforwards. The Company’s portion of the forecasted operating profit applicable to housing solutions for December 31, 2013 and 2014 is $57,000,000 and $122,000,000, respectively. The Company’s forecast of taxable income including housing solutions but before the utilization of the net operating loss for December 31, 2013 and 2014 is $36,000,000 and $104,000,000, respectively.

We confirm that the anticipated future trends included in our assessment of the realizability of our deferred tax assets are the same anticipated future trends used in estimating the fair value of our Project Management and Construction Claims reporting units for purposes of testing goodwill for impairment.

We are not relying on the reversal of our deferred tax liabilities for purposes of this analysis. At this time, we are not relying on any specific tax-planning strategies because the forecasted future taxable income is more than sufficient to permit realization of the deferred tax assets, however, if the above opportunities are not successful, we may rely on tax-planning strategies such as redistribution of taxable profits from current and/or future foreign contracts to our United States-domiciled entities.

Liquidity and Capital Resources, page 41

6.	Accounts receivable represents approximately 85% of your total current assets as of December 31, 2011. In addition, you disclose on page 54 that continuation or worsening of general market conditions in the United States or other national economies important to your business may negatively impact days sales outstanding. As such, please consider including an analysis of days sales outstanding for your accounts receivables for each period presented along with an explanation of any material variances. Refer to instruction 5 to Item 303(a) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Response: In future filings, we will provide an analysis of days sales outstanding as well as an explanation of any material variances. Such disclosure will be similar to the following:

“Average days sales outstanding (“DSO”) at December 31, 2011 was 134 days compared to 117 days at December 31, 2010. DSO is a measure of our ability to collect our accounts receivable and is calculated by dividing the total of the period-end gross accounts receivable balance by average daily revenue (i.e., revenue for the quarter divided by 90 days). The increase in DSO primarily relates to the receivable due from ODAC (i.e., Libya). Excluding the Libya receivable, the DSO would have been 104 days and 102 days at December 31, 2011 and 2010, respectively. The age of our receivables is adversely affected by the timing of payments from our clients in Europe, North Africa (other than Libya) and the Middle East, which have historically been slower than payments from clients in other parts of the Company’s service areas.”

7.	We note that your discussion on page 44 and elsewhere throughout the filing that you have suspended your operations in and demobilized substantially all of your personnel from Libya. At December 31, 2011, accounts receivable relating to the work performed under contracts in Libya was $59.4 million. Please provide us with additional information regarding the nature of the contracts in Libya and where you stand with regard to completing your obligations under the contracts. Please also tell us what steps you have taken to determine collectability of the accounts receivable relating to the work performed under contracts in Libya. In addition, disclose the amounts of revenues, gross profit and cash flows that were recognized for contracts in Libya in 2010 and 2011, and clarify whether or not these revenues and profits will continue given the political unrest commencing in February 2011 in Libya and discuss the impact of these suspended operations on your liquidity.

Response: Under our current open contracts with Libya which commenced in late 2007, we were providing project management and construction supervision services on several projects for the Libyan Organization for the Development of Administrative Centers (“ODAC”). These projects relate to the construction of university facilities throughout the country. We currently have open contracts relating to the expansion of Tripoli University with a backlog of approximately $43.0 million. The Libyan government halted all payments to firms in early 2010 pending a review of the contracting process. At the completion of its review, RQABA, the agency responsible for auditing contracts, acknowledged that our receivables are proper and are owed in full. In December 2010 and January 2011, we received payments from ODAC amounting to $8.2 million and $7.7 million, respectively. We understand that an additional $31.6 million is in the process for payment approval but was held due to the political unrest the commenced in February 2011. We have had ongoing discussions with officials at ODAC who have indicated that payment will be forthcoming.

Future disclosure will be similar to the following:

“In connection with the work performed in Libya, our consolidated financial statements for the years ended December 31, 2010 and 2011 and for the six months ended June 30, 2012 included the following amounts:

	2010	2011	2012
Consulting fee revenue	$59,192,000	$8,206,000	$0
Gross profit	27,759,000	4,576,000	0
Collections received during the year	29,678,000	7,748,000	0

With the advent of the elections in Libya in early July, the forming of a new National Congress, appointment of a new prime minister and cabinet and the end of Ramadan in August, we believe that the Libyan government will soon focus on reviving the country’s economy. We have had ongoing discussions with ODAC officials who have indicated that payment will be forthcoming. These officials are the same individuals that we dealt with prior to the political unrest. Based on those discussions, we believe that we will begin to receive payments and new work as early as the fourth quarter of 2012. However, there could be a significant adverse impact on our results of operations and liquidity if we do not realize those receipts.”

Operating Activities, page 45

8.	Please revise to provide a more robust discussion of changes in operating cash flows for each of the periods presented. Your revised discussions should not only quantify the impact of the line items which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations.

Response: We will provide a more detailed discussion in future filings. We expect that future disclosures will be similar to the following:

“Our operations used cash of ($10,470,000) in 2011. This compares to cash used of ($15,665,000) in 2010 and cash provided of $14,183,000 in 2009. We had a net loss of ($4,935,000) in 2011, net earnings of $14,994,000 in 2010 and net earnings of $20,183,000 in 2009. Depreciation and amortization was $15,640,000 in 2011, $10,001,000 in 2010 and $7,343,000 in 2009; the increases in this category primarily relate to amortization of the intangibles assets of companies we have acquired over the last several years. We also recorded deferred tax benefits of $11,629,000 in 2011 and $4,950,000 in 2010 primarily from U.S. operating loss carryforwards in those years.

Although we continually monitor our accounts receivable, we manage our operating cash flows by managing the working capital accounts in total, rather than by individual elements.

The primary elements of our working capital are accounts receivable, prepaid and other current assets, accounts payable and deferred revenue. Accounts receivable consist of billing to our clients for our consulting fees and other job-related costs. Prepaid expenses and other current assets consist of prepayments for various selling, general and administrative costs, such as insurance, rent, maintenance, etc. Accounts payable consist of obligations to third parties relating primarily to costs incurred for specific engagements, including pass-through costs such as subcontractor costs. Deferred revenue consists of payments received from clients in advance of work performed.

From year to year, the components of our working capital accounts may reflect significant changes. The changes are due primarily to the timing of cash receipts and payments with our working capital accounts combined with increases in our receivables and payables relative to the increase in our overall business, as well as our acquisition activity. During 2011, we experienced an increase in the aging of our receivables primarily due to one client in Libya, where we ceased operations and demobilized substantially all of our personnel due to the political unrest that commenced in February 2011. This client, the Libyan Organization for the Development of Administrative Centers (“ODAC”), owes approximately $59.4 million. This situation has had a detrimental effect on our operating cash flows over the last two years, and we have had to rely on borrowings under our Credit Agreement to support our operations. However, we have had ongoing discussions with officials of ODAC who have indicated that payment will be forthcoming. Based on those discussions, we believe that we will begin to receive payments from ODAC in the fourth quarter of 2012.”

Item 8 – Financial Statements and Supplementary Data, page 49

Note 3 – Acquisitions, page 63

9.	You disclose that you have identified a contingency as it relates to an accrual of certain expenses by Engineering S.A. and the amount has not been quantified as of December 31, 2011. Please enhance your disclosure to further discuss what this contingency relates to, and disclose the amount that has been accrued by Engineering S.A. In addition, please disclose one of the following:

•	The amount or range of reasonably possible losses.

•	Any such amount above the amount accrued is not material to the financial statements.

•	The amount cannot be estimated, along with disclosure describing why not.

Response: Engineering S.A. provides certain benefits, such as vacation pay, health insurance, retirement pay, and the like to independent contractors that it utilizes. These benefits are similar to benefits commonly accorded to employees. Under applicable Brazilian law, an independent contractor is not entitled to government benefits upon retirement. However, to the extent independent contractors seek, and are awarded, government benefits normally accorded only to employees upon retirement, Engineering S.A could be liable to the Brazilian government for taxes that would have been due had these independent contractors been classified as employees during their period of service. It is our understanding that the relationship between Engineering S.A. and its independent contractors is a common business practice among service provider companies in Brazil. We believe that the assessment of a liability is not probable; however, we have subsequently analyzed the exposure and determined that a fair value of the exposure is approximately 2.6 million Brazilian Reais ($1.6 million at the date of acquisition). In addition, we believe that if such liability does arise, we would be able to recover any exposure from the former shareholders of Engineering S.A. Accordingly, we have not made any accrual for this potential liability.

We will augment disclosure in future filings to incorporate the above information.

Note 19 – Business Segment Information, page 82

10.	You disclose that 28.9%, 22.5% and 27.2% percent of your revenues for the year ended December 31, 2011 were attributable to U.S./Canada, Europe and the Middle East, respectively. To the extent that any individual foreign country’s revenues exceeded 10% of total revenues, please separately disclose the amount of those revenues. Refer to FABS ASC 280-10-50-41. Otherwise, please confirm that revenues attributable to any individual foreign country did not exceed 10% of total revenues.

Response: We will include disclosures similar to the following in our future annual and interim filings:

“For the year ended December 31, 2011, Latin America consulting fee revenue included $42,689,000 (10.7% of CFR) attributable to Brazil, and Middle East consulting fee revenue included $66,148,000 (16.6% of CFR) attributable to the United Arab Emirates.”

No other individual foreign country contributed 10% or more of our consulting fee revenue.

Form 10-Q for the Quarter Ended June 30, 2012

General

11.	Please address the above comments in your interim filings as well, as applicable.

Response: We acknowledge the Staff’s comment and will incorporate such comments in future interim filings, as applicable.

Please note that as discussed with Jeffrey Gordon on September 24, 2012, we will respond to Comments No. 12 and No. 13 by October 9, 2012.

* * * * * * *

In response to the Staff’s request, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your time and consideration. In the event that you or other members of the Staff have further comments or questions on these items, I would be pleased to discuss them. I can be reached by telephone at (856) 810-6206 or by email at johnfanelli@hillintl.com.

Sincerely,

/s/ John Fanelli III
John Fanelli III
Senior Vice President and Chief Financial Officer